July 21, 2005

Munawar H. Hidayatallah
Chairman and Chief Executive Officer
Allis-Chalmers Energy Inc.
5075 Westheimer Road, Suite 890
Houston, TX  77056

	Re:	Allis-Chalmers Energy Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2005
   		File No. 1-02199

Dear Mr. Hidayatallah:

	We have completed our review of your Schedule 14A and have no further comments at this time.


Sincerely,



Jennifer Hardy
Branch Chief


cc: 	Joseph P. Bartlett, Esq.
      Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
      1900 Avenue of the Stars, 21st Floor
      Century City, CA 90067

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Munawar H. Hidayatallah
Allis-Chalmers Energy Inc.
July 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE